SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Period ending September 2003


                INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED,
                    (in its capacity as trust manager for the
                    Interstar Millenium Series 2002-1G Trust)
     ----------------------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


       LEVEL 28, 367 COLLINS STREET, MELBOURNE, VICTORIA, 3000, AUSTRALIA
     ----------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [X]               Form 40-F  [  ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [  ]                         No   [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.

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OTHER EVENTS

         Arcturus Management Pty Limited, the parent company of Interstar Securities Holdings Pty Limited ("Interstar"), has entered into a call option arrangement with ZCM Australia Asset Holdings Limited to acquire all of the issued shares of Interstar, the parent company of Interstar Securitisation Management Pty Limited (the "Trust Manager") and Interstar Securities (Australia) Pty Limited (the "Servicer").

         On 1 September 2003, the Challenger Financial Services Group Limited entered into a share sale and purchase agreement (the "Agreement") with ZCM Asia Holdings Pty Limited ("ZCM") to acquire the assets of ZCM's Australian Principal Finance business. The Agreement is due to be effective by 30 September 2003.

         In connection with the sale of its Australian principal finance business, ZCM will sell 100% of the shares in ZCM Australia Asset Holdings Limited to Challenger Financial Services Group Limited. Challenger Financial Services Group Limited is expected to direct ZCM Australia Asset Holdings Limited to exercise its option to acquire all of the shares of Interstar under the call option arrangement as soon as practicable after the Agreement is settled. Once this has occurred, the Trust Manager and the Servicer will be wholly-owned subsidiaries of Challenger Financial Services Group Limited.


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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Interstar Millennium Series 2002-1G Trust, by the undersigned, thereunto duly authorized.

                                        Interstar Securitisation Management Pty
                                        Limited, (in its capacity as trust
                                        manager for the Interstar Millennium
                                        Series 2002-1G Trust) (Registrant)

Dated: September 18, 2003




                                        By:   /S/  SAM KYRIACOU
                                           -------------------------------------
                                           Name:   Sam Kyriacou
                                           Title:  Chief Executive Officer



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